Exhibit 99.1

Pembina Pipeline Corporation Announces July 2013 Dividend and Second Quarter 2013 Results Conference Call and Webcast

CALGARY, July 11, 2013 /CNW/ - The Board of Directors of Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) has declared a July 2013 cash dividend of $0.135 per share to be paid, subject to applicable law, on August 15, 2013 to shareholders of record on July 25, 2013. This dividend is designated an "eligible dividend" for Canadian income tax purposes. For non-resident shareholders, Pembina's dividends are considered "qualified dividends" and are subject to Canadian withholding tax.

For shareholders receiving their dividends in U.S. funds, the July 2013 cash dividend is expected to be approximately U.S.$0.13 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.9514. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Confirmation of Record Date Policy

Pembina pays cash dividends in Canadian dollars on a monthly basis to shareholders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day.

Second Quarter 2013 Results Conference Call and Webcast Details

Pembina expects to release its second quarter 2013 results after markets close on Friday, August 9, 2013. A conference call and webcast have been scheduled for Monday, August 12, 2013 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives.

The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until August 19, 2013 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 17968415.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: https://event.on24.com/eventRegistration/EventLobbyServlet?target=registration.jsp&eventid=656734&sessionid=1&key=F5C8000D74F4B53A3949D9A26D3E5E09&sourcepage=register in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands, heavy oil and diluent pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Hayley Nelson
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 14:12e 11-JUL-13